Filed Pursuant to Rule 424(b)(3)

Registration No. 333-175989

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 4 DATED JULY 1, 2014

TO THE PROSPECTUS DATED APRIL 11, 2014

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated April 11, 2014, as supplemented by Supplement No. 1, dated May 14, 2014, Supplement No. 2, dated May 27, 2014, and Supplement No. 3, dated May 30, 2014 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	the renewal of the Advisory Agreement;

•	an update to our risk factors; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2014, for each of our classes of common stock.

Renewal of Advisory Agreement

On June 25, 2014, we, the Operating Partnership and our Advisor agreed to renew the Advisory Agreement effective as of June 30, 2014 for an additional one-year term expiring June 30, 2015. The terms of the Advisory Agreement otherwise remain unchanged.

Risk Factors

The following risk factor updates the similar risk factor contained in the Prospectus.

Our NAV per share may suddenly change if the valuations of our properties materially change from prior valuations or the actual operating results materially differ from what we originally budgeted.

It is possible that the annual appraisals of our properties may not be spread evenly throughout the year and may differ from the most recent daily valuation. As such, when these appraisals are reflected in our Independent Valuation Firm’s valuation of our real estate portfolio, there may be a sudden change in our NAV per share for each class of our common stock. Property valuation changes can occur for a variety reasons, such as local real estate market conditions, the financial condition of our tenants, or lease expirations. In particular, we regularly face lease expirations across our portfolio, and as we move further away from lease commencement toward the end of a lease term, the valuation of the underlying property will be expected to drop depending on the likelihood of a renewal or a new lease on similar terms. Such a valuation drop can be particularly significant when closer to a lease expiration, especially for single tenant buildings or where a single tenant occupies a large portion of a building. We are at the greatest risk of these valuation changes during periods in which we have a large number of lease expirations as well as when the lease of a significant tenant is closer to expiration. See “Investments in Real Properties and Real Estate-Related Debt and Securities—Net Operating Income” for a schedule of expiring leases and information regarding our top tenants. In addition, actual operating results may differ from what we originally budgeted, which may cause a sudden increase or decrease in the NAV per share amounts. We accrue estimated income and expenses on a daily basis based on annual budgets as adjusted from time to time to reflect changes in the business throughout the year. On a periodic basis, we adjust the income and expense accruals we estimated to reflect the income and expenses actually earned and incurred. We will not retroactively adjust the NAV per share of each class for any adjustments. Therefore, because actual results from operations may be better or worse than what we previously budgeted, the adjustment to reflect actual operating results may cause the NAV per share for each class of our common stock to increase or decrease.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from June 1 through June 30, 2014.

Date	NAV per Share
	Class E	Class A	Class W	Class I
June 2, 2014	$6.97	$6.97	$6.97	$6.97
June 3, 2014	$6.96	$6.96	$6.96	$6.96
June 4, 2014	$6.96	$6.96	$6.96	$6.96
June 5, 2014	$6.96	$6.96	$6.96	$6.96
June 6, 2014	$6.96	$6.96	$6.96	$6.96
June 9, 2014	$6.96	$6.96	$6.96	$6.96
June 10, 2014	$6.96	$6.96	$6.96	$6.96
June 11, 2014	$6.96	$6.96	$6.96	$6.96
June 12, 2014	$6.97	$6.97	$6.97	$6.97
June 13, 2014	$6.97	$6.97	$6.97	$6.97
June 16, 2014	$6.97	$6.97	$6.97	$6.97
June 17, 2014	$6.97	$6.97	$6.97	$6.97
June 18, 2014	$6.97	$6.97	$6.97	$6.97
June 19, 2014	$6.97	$6.97	$6.97	$6.97
June 20, 2014	$6.97	$6.97	$6.97	$6.97
June 23, 2014	$6.97	$6.97	$6.97	$6.97
June 24, 2014	$6.97	$6.97	$6.97	$6.97
June 25, 2014	$6.97	$6.97	$6.97	$6.97
June 26, 2014	$6.97	$6.97	$6.97	$6.97
June 27, 2014	$6.98	$6.98	$6.98	$6.98
June 30, 2014	$7.00	$7.00	$7.00	$7.00

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.

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